SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

K-Sea Transportation Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

48268Y101

(CUSIP Number)

Timothy J. Casey

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Telephone: (732) 565-3818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person EW Transportation LLC (See Note 1)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,790,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,790,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,790,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 19.8%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS

Note 1: EW Transportation LLC (“EW LLC”) is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by Park Avenue Transportation Inc. (“PAT”), which is the managing member of EW LLC.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Park Avenue Transportation Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,790,247 (See Note 1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,790,247 (See Note 1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,790,247 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 19.8%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

Note 1: EW LLC is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by PAT, which is the managing member of EW LLC.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Brian P. Friedman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,838,958 (See Note 1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,838,958 (See Note 1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,838,958 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 20.0%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS

Note 1: EW LLC is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by PAT, which is the managing member of EW LLC.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment No. 4”) amends the statement originally filed on February 26, 2007 (as amended by Amendment No. 1 thereto filed on March 18, 2009, Amendment No. 2 thereto filed on May 19, 2009 and Amendment No. 3 thereto filed on December 20, 2010, the “Schedule 13D”) by EW Transportation LLC, a Delaware limited liability company (“EW LLC”), Park Avenue Transportation Inc., a Delaware corporation (“PAT”), and Brian P. Friedman (“Friedman”).

Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On March 13, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Kirby Corporation, a Nevada corporation (“Parent”), KSP Holding Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Holding Sub”), KSP LP Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“LP Sub”), KSP Merger Sub, LLC, a Delaware limited liability company wholly owned by Holding Sub and LP Sub (“Merger Sub,” and together with Parent, Holding Sub and LP Sub, the “Parent Parties”), the Issuer, K-Sea General Partner L.P., a Delaware limited partnership that is the sole general partner of the Issuer (the “General Partner”), and K-Sea General Partner GP LLC, a Delaware limited liability company that is the sole general partner of the General Partner (“KSP GP,” and together with the Issuer and the General Partner, the “Company Parties”), pursuant to which, among other things, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer as the surviving entity, and each Company Equity Interest (as defined in the Merger Agreement) will be converted into the right to receive the merger consideration specified therein.

On March 13, 2011, EW LLC entered into a Support Agreement (the “Support Agreement”) with the Parent Parties, pursuant to which, among other things, it agreed to vote the Common Units held by it in favor of the Merger and against any proposal made in opposition to the Merger, and it granted an irrevocable proxy to Parent, coupled with an interest. EW LLC also agreed that, during the duration of the Support Agreement, it will not (i) Transfer (as such term is defined in the Support Agreement) any of its Common Units or any right or interest therein; (ii) enter into any agreement, arrangement or understanding that could violate or conflict with its representations, warranties, covenants and obligations under the Support Agreement; (iii) take any action that could restrict its legal power and authority to comply with and perform its covenants and obligations under the Support Agreement; or (iv) discuss, negotiate or enter into any contract or other arrangement with respect to any matter related to the Support Agreement; provided, however, that EW LLC may Transfer any or all of its Common Units to any of its affiliates if such transferee affiliate agrees in writing to be bound by the terms of the Support Agreement and to hold such Common Units subject to all terms of the Support Agreement, in each case, as if it were EW LLC. EW LLC agreed not to, directly or indirectly, solicit or have any discussion regarding an acquisition proposal with respect to the Issuer. EW LLC made certain customary representations and warranties to the Parent Parties in the Support Agreement. The Support Agreement will remain in effect until the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement, (c) the date of any modification, amendment or waiver of the Merger Agreement that adversely affects EW LLC, (d) a change in recommendation in respect of the Merger by the board of directors of the Issuer, and (e) the written agreement of EW LLC and Parent to terminate the Support Agreement.  Each of the wholly owned subsidiaries of EW LLC that own Common Units (which Common Units are included in the amounts reported on the cover pages hereto) entered into substantially identical support agreements with the Parent Parties on March 13, 2011 (together with the Support Agreement, the “EW Support Agreements”).

References to, and descriptions of, each of the Merger Agreement and the EW Support Agreements as set forth in or incorporated into this Item 4 are qualified in their entirety by reference to the copies of each such agreement filed as an exhibit to this Schedule 13D, each of which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a)(1) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)  EW LLC is the record and beneficial owner of 2,983,182 Common Units, which represents 15.6% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 19,160,394 Common Units outstanding as of February 9, 2011).  EW LLC also is the beneficial owner of 806,818 Common Units held by its wholly owned subsidiaries, which represents 4.2% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 19,160,394 Common Units outstanding as of February 9, 2011).

In addition, Schedule 1 is hereby amended and restated in its entirety as attached hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

99.5

Agreement and Plan of Merger, dated March 13, 2011, by and among , K-Sea Transportation Partners L.P., K-Sea General Partner L.P., K-Sea General Partner GP LLC, K-Sea IDR Holdings LLC, Kirby Corporation, KSP Holding Sub, LLC, KSP LP Sub, LLC and KSP Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K (File No. 001-31920) filed with the Commission on March 14, 2011).

99.6

Support Agreements, each dated as of March 13, 2011, by and among (a) Kirby Corporation, KSP Holding Sub, LLC, KSP LP Sub, LLC and KSP Merger Sub, LLC and (b) each of EW Transportation LLC, EW Holding Corp. and EW Transportation Corp., respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2011	EW TRANSPORTATION LLC

	By:	/s/ Terrence P. Gill
Terrence P. Gill
Chief Financial Officer

PARK AVENUE TRANSPORTATION, INC.

	By:	/s/ Brian P. Friedman
Brian P. Friedman
President

BRIAN P. FRIEDMAN

/s/ Brian P. Friedman
Brian P. Friedman

Schedule 1

Listed Persons

Executive Officers of EW Transportation LLC

Timothy J. Casey

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: President and Chief Executive Officer of K-Sea GP

Citizenship: USA
Amount Beneficially Owned: 281,183 Common Units (1.5%)*

Terrence P. Gill

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Chief Financial Officer of K-Sea GP

Citizenship: USA
Amount Beneficially Owned: 20,459 Common Units (less than 1%)*

Thomas M. Sullivan

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Chief Operating Officer and President, Atlantic Region of K-Sea GP

Citizenship: USA
Amount Beneficially Owned: 33,031 Common Units direct and 1,285 Common Units indirect (less than 1%)*

Richard P. Falcinelli

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Executive Vice President and Secretary of K-Sea GP

Citizenship: USA
Amount Beneficially Owned: 32,946 Common Units direct and 400 Common Units indirect (less than 1%)*

Gregory J. Haslinsky

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Senior Vice President — Business Development

Citizenship: USA
Amount Beneficially Owned: 29,059 Common Units direct (less than 1%)*

Gordon L.K. Smith

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Senior Vice President — Business Development

Citizenship: USA
Amount Beneficially Owned: 16,640 Common Units direct (less than 1%)*

Board of Directors of Park Avenue Transportation Inc.

Brian P. Friedman

(see above)

James L. Luikart

520 Madison Avenue

New York, New York 10022
Principal Occupation: Managing Director of Jefferies Capital Partners
Citizenship: USA
Amount Beneficially Owned: 2,659

* Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units

EXHIBIT INDEX

99.5

Agreement and Plan of Merger, dated March 13, 2011, by and among , K-Sea Transportation Partners L.P., K-Sea General Partner L.P., K-Sea General Partner GP LLC, K-Sea IDR Holdings LLC, Kirby Corporation, KSP Holding Sub, LLC, KSP LP Sub, LLC and KSP Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K (File No. 001-31920) filed with the Commission on March 14, 2011).

99.6

Support Agreements, each dated as of March 13, 2011, by and among (a) Kirby Corporation, KSP Holding Sub, LLC, KSP LP Sub, LLC and KSP Merger Sub, LLC and (b) each of EW Transportation LLC, EW Holding Corp. and EW Transportation Corp., respectively.